

February 25, 2011

Mr. Gil Van Bokkelen
Chairman and Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

  Re: Athersys, Inc.
    Form 10-K for the Year Ended December 31, 2009
    Form 10-Q for the Quarter Ended September 30, 2010
    File No. 001-33876

Dear Mr. Van Bokkelen:

  We have reviewed your January 20, 2011 response to our January 11, 2011 letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements

B. Accounting Policies, page 51

Revenue Recognition, page 52

1. We acknowledge your response to comment 2. You state that "the licensee fee, R&D support and the performance of manufacturing services represent one bundled unit for revenue recognition purposes because the Company could not demonstrate vendor specific objective and reliable evidence or reliable third party evidence of the fair value of the undelivered items…" Please reconcile your statement that revenue for manufacturing services is recognized when performed with your assertion that manufacturing services are included as an undelivered element in a bundled arrangement with the license fee and R&D support. Please clarify whether the undelivered element relates to any manufacturing

services and whether or not the manufacturing services should be accounted for as a separate unit of accounting or included with R&D Support and the license fee as one bundled unit of accounting. Your response should consider section four of the Collaboration and License Agreement that a third party can provide the manufacturing services upon approval by Pfizer. If a third party can provide the manufacturing services, please explain why you are not able to determine vendor specific objective and reliable evidence or reliable third party evidence of the fair value for the manufacturing services and how using a third party was contemplated in your determination of one bundled unit of accounting.

2. Regarding your response to comment 2 as it relates to your responsibilities under the joint steering committee (JSC), please explain how you determined there are no activities "requiring any unique skills, expertise, or a specific level of participation" as it relates to your responsibilities or potential responsibilities in the Development & Regulatory Committee under the JSC. In your response, tell us how you arrived at your conclusion in light of what we note from the agreement that you may be assigned any "material obligation or activity" related to the clinical development plan of a clinical development candidate. We also note that your failure to perform any "material obligation or activity" assigned by the committee may result in Pfizer suspending or terminating "all responsibilities of the JSC and the Development & Regulatory Committee in respect to that Licensed Product." Additionally, please tell us the term of the joint steering committee, when your responsibilities to the committee end and if these responsibilities extend beyond the period you are amortizing the up-front license fee. If appropriate, please reevaluate your participation in and accounting for the JSC as it relates to the agreement.

Form 10-Q for the Quarter Ended September 30, 2010

Note 6. Collaboration Agreements and Revenue Recognition, page 9

RTI Biologics, Inc.

3. We acknowledge your response to comment five and six. It is not clear why you are using the "probable" time that Athersys will complete all substantive responsibilities and obligations under the contract as the period over which to recognize revenue when the License and Technical Assistance agreement has a specific definition for the term at section 6.1 as follows:

> "…the term of this Agreement shall be for the longer of (i) five (5) years from the Effective Date of this Agreement, (ii) two (2) years after the last sale or distribution of a MAPC Technology Product by RTI or any of its Affiliates, (iii) the active life of any past, present, or future issued patents within the Athersys Technology, wherein said claims would be infringed by the MAPC Technology Products but for the licenses granted pursuant to this Agreement, or (iv) the life of trade secrets within the Athersys Technology applicable to RTI's manufacture of MAPC Technology Products."

Please tell us how you determined that the probable time to complete substantive responsibilities and obligations under the contract correlates to what is defined in section 6.1

of the agreement and is the appropriate period over which to recognize your license fee. Additionally, please tell us the business reason you entered into an agreement to provide technical assistance with the stated terms when you believe your substantive responsibilities and obligations will be completed in a little over one year. In responding, please consider that this agreement is to provide a license and technical assistance.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant